Schedule 13D   Page 1

SEC 1746   Potential persons who are to respond to the collection of
(11-02)   information contained in this form are not required to respond
                unless the form displays a currently valid OMB control number.

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                            SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

           GLOBALNET CORPORATION (f/k/a IDIAL NETWORKS, INC.)
                          (Name of Issuer)

                  Common Stock, par value $.005 per share
                      (Title of Class of Securities)

                            451 67U 107
                          (CUSIP Number)

                            David Phipps
                  Growth Enterprise Fund, S.A.
                            Sea Orchard
                        Elms Avenue-Poole
                        Dorset BH14 8EE
                          United Kingdom
            (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                        October 29, 2004
          (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to
report the acquisition that is the subject of this Schedule 13D, and is
filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and
five copies of the schedule, including all exhibits. See ss.240.13d-7 for
other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting
person's initial filing on this form with respect to the subject class of
securities, and for any subsequent amendment containing information which
would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be
deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of
that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).

<PAGE>
Schedule 13DD   Page 2

CUSIP No. 451 67U 107

----

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
       (entities only).

       GROWTH ENTERPRISE FUND, S.A.

       IRS IDENTIFICATION NOS. OF ABOVE PERSONS: N/A

----

    2. Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) ....
       (b) ....

----

    3. SEC Use Only..

----

    4. Source of Funds (See Instructions) N/A

----

    5. Check if Disclosure of Legal Proceedings Is Required Pursuant
       to Items 2(d) or 2(e) ....

----

    6. Citizenship or Place of Organization   Panama

Number of
Shares   7. Sole Voting Power 2,029,875,000
Beneficially
Owned by   --
Each
                8. Shared Voting Power   0

```
<PAGE>
```
Schedule 13D   Page 3

Reporting
Person With   9. Sole Dispositive Power 2,029,875,000*

               ----

               10. Shared Dispositive Power   0

----

               11. Aggregate Amount Beneficially Owned by
                   Each Reporting Person   2,029,875,000*

----

               12. Check if the Aggregate Amount in Row (11) Excludes
                   Certain Shares (See Instructions) ....

----

               13. Percent of Class Represented by Amount in Row (11)   49.6%

----

               14. Type of Reporting Person (See Instructions)

                   CO

                   *Note: Although Exhibit A to the Agreement filed as an Exhibit
                   hereto indicates a total of 2,311,689,835 shares of the Company's
                   Common Stock are owned by the Reporting Person and its
                   affiliates, included within that total is an aggregate of
                   281,814,835 shares of Common Stock held by stockholders of the
                   Company who are not affiliates. Thus, their 281,814,835 shares
                   are excluded from this report.

Item 1.   Security and Issuer

This amended Schedule 13D relates to shares of the common stock, par value $.005
per share ("Common Stock"), of GlobalNet Corporation (f/k/a iDial Networks,
Inc.), a Nevada corporation (the "Company"). The Company has its principal
executive office at 2204 Timberloch Place, Suite 140, The Woodlands, TX 77380.

Item 2.   Identity and Background

This statement is being filed by Growth Enterprise Fund, S.A. ("GEF"), a
Panamanian corporation. GEF is a holding company. The principal executive office
of GEF is located at Sea Orchard, Elms Avenue - Poole, Dorset BH14 8EE, United
Kingdom. During the past five years, GEF has not been (a) convicted in a
criminal proceeding (excluding traffic violations or similar misdemeanors, if
any), or (b) a party to a civil proceeding of a judicial or administrative body
of competent jurisdiction and as a result thereof was or is subject to a
judgment, decree or final order enjoining future violations of, or prohibiting
or mandating activities subject to, federal or state securities laws or finding
any violation with respect to such laws.

David Phipps ("Phipps"), a citizen of the United Kingdom, is the sole managing
officer, director and control person of GEF and his principal office is located
at Sea Orchard, Elms Avenue - Poole, Dorset BH14 8EE, United Kingdom. During the
past five years, Phipps has not been (a) convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors, if any), or (b) a party
to a civil proceeding of a judicial or administrative body of competent
jurisdiction and as a result thereof was or is subject to a judgment, decree or
final order enjoining future violations of, or prohibiting or mandating
activities subject to, federal or state securities laws or finding any violation
with respect to such laws.

<PAGE>

Schedule 13D   Page 4

Item 3.   Source and Amount of Funds or Other Consideration

On October 20, 2004, GEF entered into an agreement (the "Restructuring
Agreement") with the Company pursuant to which GEF agreed to surrender to the
Company for cancellation all 100,000 shares of the Company's Series A Preferred
Stock owned by it, waive and irrevocably forgive the payment of all outstanding
accrued but unpaid dividends on such preferred stock through the date of
surrender and surrender for cancellation 3,436,000,720 shares of the Company's
Common Stock owned by it in consideration of and within seven business days
after the Company's receipt of an additional $1,000,000 in financing from one or
more investors introduced to the Company by N.I.R. Group LLC (the "Additional
Investment"), provided that such Additional Investment was received by the
Company on or before November 15, 2004.

On October 29, 2004, the Company notified GEF that it received the Additional
Investment and the aforementioned shares of the Company's Preferred and Common
Stock were surrendered to the Company for cancellation in accordance with the
terms of the Restructuring Agreement. As a consequence of the cancellation of
the aforementioned shares of Common Stock owned by GEF, the total number of
issued and outstanding shares of Common Stock of the Company was reduced from
7,587,303,092 shares to 4,095,302,372 shares.

Pursuant to the Restructuring Agreement, GEF agreed that, during such period of
time as any debentures issued by the Company to N.I.R. Group LLC, or its
affiliates remain outstanding and unpaid, GEF will vote the shares of the
Company's Common Stock owned by it to elect five members to the Company's Board
of Directors, at least two of which will not be affiliated with or nominated by
GEF. The Company agreed that GEF shall have the right to appoint an advisor to
the Company's Board of Directors at any time during which GEF owns shares of the
Company's Common Stock, but it unable to cause the election of one or more
members of the Company's Board of Directors by virtue of such ownership.

Item 4.   Purpose of Transaction

See response to Item 3.

<PAGE>
Schedule 13D   Page 5

Item 5.   Interest in Securities of the Issuer

After giving effect to the surrender to the Company for cancellation of the
3,436,000,720 shares of Common Stock described in the response to Item 3, GEF
does not own beneficially any other securities of the Company as of the date
hereof other than 650,000,000 shares owned by GlobalNet Partners LLC and
55,000,000 shares owned by Global Telesat Holdings LLC.

Except for the transactions described herein, GEF has no current plans,
arrangements or agreements for the acquisition of additional shares of the
Company's Common Stock or other securities convertible into or exchangeable for
equity   securities   of   the   Company.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
                  Respect to Securities of the Issuer

See response to Item 3.

Item 7.   Material to Be Filed as Exhibits

(a) Restructuring Agreement dated October 20, 2004 between GlobalNet Corporation
and Growth Enterprise Fund, S.A.

                                 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify
that the information set forth in this statement is true, complete and correct.

Date: November 15, 2004

Signature: /s/ David Phipps

Name/Title: David Phipps, Managing Director
